SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                            Amendment No. 15

                    Telephone and Data Systems, Inc.
             ___________________________________________
                          (Name of Issuer)


                        Special Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             879433860
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Andrew R. McCarroll
                  Vice President & General Counsel

                Southeastern Asset Management, Inc.
                   6410 Poplar Avenue; Suite 900
                         Memphis, TN  38119
                           (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                         February 20, 2009
             ___________________________________________
                   (Date of Event which Requires
                      Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [ ]





CUSIP No. 879433860                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    7,959,558 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :    5,666,200 shares (Shared)
                                        1,799,337 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    9,752,895 shares
                                   ________________________________
                                   :(10) SHARED OR NO DISPOSITIVE POWER
                                   :    5,666,200 shares (Shared)
                                            6,000 shares (None)
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,425,095 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      27.8%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________

Note: All shares identified above are shares of the Issuer's class of Special Common Stock, and the percentage in Row 13 above relates to such class of Special Common Stock.


CUSIP No. 879433860                                       13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Fund			I.D. No. 63-6147721
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :   None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   : 	5,666,200 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   : 	5,666,200 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,666,200 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      10.2%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________

Note: All shares identified above are shares of the Issuer's class of Special Common Stock, and the percentage in Row 13 above relates to such class of Special Common Stock.





CUSIP No. 879433860                                         13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None (See Item 2)
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________

Note: All shares identified above are shares of the Issuer's class of Special Common Stock, and the percentage in Row 13 above relates to such class of Special Common Stock.



Item 4.		Purpose of Transaction

Item 4 of Southeastern's previously filed Schedule 13D entitled "Purpose of Transaction" is hereby amended and supplemented by adding the following at the end thereof:

       Southeastern Asset Management, Inc. ("Southeastern") today, with the assistance of its client Longleaf Partners Fund, initiated a request under
Section 220 of the Delaware General Corporation Law to require Telephone and Data Systems, Inc. ("TDS") to disclose information related to its purported retention of a nationally recognized consulting firm (the "Consultant") and that firm's findings and recommendations to TDS.

       In multiple conversations with Southeastern, TDS's Board has repeatedly cited its Consultant's report(s) and findings as justification for TDS's strategy; however, the Board and management have refused to disclose any details surrounding such engagement or its findings. Southeastern believes that the Board and management have an obligation to act in the best interest of all shareholders by pursuing that corporate strategy which maximizes shareholder value. As part of that process, Southeastern believes the Board must provide some level of disclosure to interested shareholders and not expect shareholders to act "on faith" without supporting disclosure of facts and research. Accordingly, Southeastern has informally iterated its request for a copy of the Consultan's report cited by the Board. TDS's Board and management have refused. Because of that response, Southeastern is filing today's request.

	Southeastern and/or one or more of its affiliates and investment advisory clients, including Longleaf Partners Fund (collectively, the "Southeastern Group"), may purchase from time to time in open market or privately negotiated transactions additional Securities, or options or derivatives related thereto. From time to time, one or more members of the Southeastern Group may also hold discussions or otherwise communicate with the Issuer's management, Board and other representatives of the Issuer, as well as other shareholders of the Issuer or other relevant parties, to discuss potential strategic alternatives available to the Issuer, including, but not limited to, a recapitalization, a sale of all or a portion of the Issuer or other matters that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of
Schedule 13D. The Southeastern Group may also pursue other available courses of action, but it has elected not to submit Board of Director nominees for election at the Issuer's 2009 Annual Meeting. In addition, the Southeastern Group may determine to dispose of all or a portion of its Securities.

	Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D. Each member of the Southeastern Group may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.


Item 5.  Interest in Securities of the Issuer

Item 5 shall be amended and restated as follows:

	   (a)	The aggregate number and percentage of Securities to which
this Schedule 13D relates is 15,425,095 shares of the Special Common Stock of the Issuer, constituting approximately 27.8% of the 55,457,401 shares outstanding.

                         Common             % of outstanding
                         Shares Held        Common Shares
___________________________________________________________________
Voting Authority

Sole:                    7,959,558            14.4%
Shared:                  5,666,200*           10.2%
None:                    1,799,337             3.2%

Total                   15,425,095            27.8%

 *Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust.

Dispositive Authority

Sole:                    9,752,895            17.6%
Shared:                  5,666,200*           10.2%
None:                        6,000             0.0%

Total                   15,425,095            27.8%

*Shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Southeastern generally makes recommendations with respect thereto. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) Transactions in the Securities during the last sixty days are attached as Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2009


                              SOUTHEASTERN ASSET MANAGEMENT, INC.

                              By /s/ Andrew R. McCarroll
                              _______________________________
                              Andrew R. McCarroll
                              Vice President & General Counsel


                              LONGLEAF PARTNERS FUND
                              By Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. MASON HAWKINS
                              (Individually)

                              /s/ O. Mason Hawkins
                              _______________________________


                        Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Amendment No. 15 to Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Amendment No. 15 to Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of February 20, 2009.


                              Southeastern Asset Management, Inc.

                              By:  /s/ Andrew R. McCarroll
                              __________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Fund
                              By Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                              /s/ O. Mason Hawkins
                              _______________________________








































                           SCHEDULE II

Transaction Type      Date      # of Shares      Price per Share*

Sale                 12/22/08          301           $27.57
Sale                 12/22/08        1,000           $27.57
Sale                 12/22/08        5,200           $27.57
Sale                 12/22/08        1,000           $27.57
Sale                 12/22/08        4,699           $27.02
Sale                 01/07/09        3,829           $29.03
Sale                 01/07/09       12,671           $29.03
Sale                 01/08/09       12,229           $28.90
Sale                 01/21/09        3,777           $27.52
Sale                 01/21/09       13,175           $26.96





Sales in the ordinary course of business on the American Stock
Exchange or through Electronic Communication Networks (ECNs).


* Net of commissions.









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